CABLEVISION INVESTMENT OF DETROIT, INC.
                        QUARTER ENDED SEPTEMBER 30, 1995
                             CONDENSED BALANCE SHEET
                                   (Unaudited)

                                                                               (Dollars in thousands)
                                                                       September 30,              December 31,
                                                                           1995                       1994
                                                                        ----------                 ----------
ASSETS

CURRENT ASSETS
    Cash..........................................................             $106                    $1,125
    Due from affiliate............................................            1,005
    Other assets..................................................                                          4
                                                                            -------                   -------

          Total current assets....................................            1,111                     1,129
                                                                            -------                   -------


INVESTMENT IN COMCAST CABLEVISION OF DETROIT......................            6,984                     8,534
                                                                            -------                   -------


DEFERRED CHARGES..................................................            7,880                     7,839
    Accumulated amortization......................................             (312)                      (18)
                                                                            -------                   -------
    Deferred charges, net.........................................            7,568                     7,821
                                                                            -------                   -------

                                                                            $15,663                   $17,484
                                                                            =======                   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable .............................................               $8                       $12
                                                                            -------                   -------

          Total current liabilities...............................                8                        12
                                                                            -------                   -------

DEFERRED INCOME TAXES.............................................            7,339                     7,823
                                                                            -------                   -------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Common stock, $.01 par value - authorized,
       4,000,000 shares; issued, 1,000,000 .......................               10                        10
    Additional capital............................................            9,253                     9,686
    Accumulated deficit...........................................             (947)                      (47)
                                                                            -------                   -------

          Total stockholders' equity..............................            8,316                     9,649
                                                                            -------                   -------

                                                                            $15,663                   $17,484
                                                                            =======                   =======

See notes to condensed financial statements.

                     CABLEVISION INVESTMENT OF DETROIT, INC.
                        QUARTER ENDED SEPTEMBER 30, 1995
            CONDENSED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                                   (Unaudited)


                                                                    (Amounts in thousands, except per share data)
                                                                    Nine Months Ended          Three Months Ended
                                                                       September 30,              September 30,
                                                                     1995         1994         1995         1994
                                                                   --------     --------     --------     --------
                                                                              (Predecessor              (Predecessor
                                                                              Corporation)              Corporation)
INCOME
   Interest income..............................................         $52          $33           $19          $16
   Equity in net (loss) income of Comcast
        Cablevision of Detroit..................................      (1,117)         721          (364)         234
                                                                    --------     --------       -------     --------

                                                                      (1,065)         754          (345)         250
                                                                    --------     --------       -------     --------

EXPENSES
    Amortization................................................         294          423            98          141
    Administrative..............................................          25           26            16            8
                                                                    --------     --------       -------     --------
                                                                         319          449           114          149
                                                                    --------     --------       -------     --------

(LOSS) INCOME BEFORE INCOME
   TAX BENEFIT..................................................      (1,384)         305          (459)         101
                                                                    --------     --------       -------     --------

INCOME TAX BENEFIT..............................................        (484)                      (160)
                                                                    --------     --------       -------     --------

NET (LOSS) INCOME...............................................        (900)         305          (299)         101

ACCUMULATED DEFICIT
    Beginning of period.........................................         (47)      (3,465)         (648)      (3,261)
    Dividends declared - $1.25 per share........................                   (1,250)                    (1,250)
                                                                    --------     --------       -------     --------

    End of period...............................................       ($947)     ($4,410)        ($947)     ($4,410)
                                                                    ========     ========       =======     ========


NET (LOSS) INCOME PER SHARE.....................................       ($.90)        $.31         ($.30)        $.10
                                                                    ========     ========       =======     ========

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING DURING THE PERIOD........................       1,000        1,000         1,000        1,000
                                                                    ========     ========       =======     ========

See notes to condensed financial statements.

                     CABLEVISION INVESTMENT OF DETROIT, INC.
                        QUARTER ENDED SEPTEMBER 30, 1995
                        CONDENSED STATEMENT OF CASH FLOWS
                                   (Unaudited)

                                                                                       (Dollars in thousands)
                                                                                  Nine Months Ended September 30,
                                                                                  1995                       1994
                                                                                                         (Predecessor
                                                                                                         Corporation)
OPERATING ACTIVITIES
     Net (loss) income .......................................                       ($900)                      $305
        Noncash items included in net (loss) income:
           Equity in net loss (income) of Comcast
               Cablevision of Detroit.........................                       1,117                       (721)
           Amortization.......................................                         294                        423
           Deferred income tax benefit........................                        (484)
                                                                                  --------                   --------

                                                                                        27                          7

        Decrease (increase) in other assets...................                           4                         (3)
        Decrease in accounts payable..........................                          (4)                        (1)
                                                                                  --------                   --------

               Net cash provided by operating activities......                          27                          3
                                                                                  --------                   --------

FINANCING ACTIVITIES
     Dividends ...............................................                                                 (1,250)
                                                                                  --------                   --------

               Net cash used in financing activities..........                                                 (1,250)
                                                                                  --------                   --------

INVESTING ACTIVITIES
     Net transactions with affiliates.........................                      (1,005)                     1,000
     Distribution received from Comcast
        Cablevision of Detroit................................                                                  1,250
     Purchase of short-term investment........................                                                 (1,011)
     Other....................................................                         (41)
                                                                                  --------                   --------

               Net cash (used in) provided by
                 investing activities.........................                      (1,046)                     1,239
                                                                                  --------                   --------

DECREASE IN CASH..............................................                      (1,019)                        (8)

     Cash, Beginning of Period................................                       1,125                        119
                                                                                  --------                   --------

CASH, End of Period...........................................                        $106                       $111
                                                                                  ========                   ========


See notes to condensed financial statements.

                     CABLEVISION INVESTMENT OF DETROIT, INC.
                        QUARTER ENDED SEPTEMBER 30, 1995
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)

1.   CONDENSED FINANCIAL STATEMENTS

     Organization
     Cablevision Investment of Detroit, Inc. (the "Company"), an approximate 96.5% owned subsidiary of Com MH Cable TV, Inc. (formerly Maclean Hunter Cable TV, Inc.) ("Cable TV"), a Michigan corporation, is a general partner which holds a 10% partnership interest in Comcast Cablevision of Detroit (formerly Barden Cablevision and referred to herein as the "Partnership"), a Michigan general partnership. The Partnership operates a cable communications system pursuant to a franchise agreement with the city of Detroit, Michigan (the "City"). Effective December 22, 1994 (see Note 2), Cable TV became an indirect majority owned subsidiary of Comcast Corporation ("Comcast"), a Pennsylvania corporation which is a publicly owned company.

     Basis of Presentation
     The condensed balance sheet at December 31, 1994 has been condensed from the audited balance sheet at that date. The condensed balance sheet at September 30, 1995, the condensed statement of operations and accumulated deficit for the nine and three months ended September 30, 1995 and 1994 and the condensed statement of cash flows for the nine months ended September 30, 1995 and 1994 have been prepared by the Company and have not been audited by the Company's Independent Auditors. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of September 30, 1995 and for all periods presented have been made.

     Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The results of operations for the periods ended September 30, 1995 are not necessarily indicative of operating results for the full year.

     Net (Loss) Income Per Share
     Net (loss) income per share is based on the weighted average number of common shares outstanding. The Company has no common share equivalents outstanding.

     Reclassifications
     Certain reclassifications have been made to the 1994 financial statements to conform with the classifications used in 1995.

2.   MACLEAN HUNTER ACQUISITION

     On March 31, 1994, Rogers Communications Inc. ("RCI") acquired substantially all of the outstanding shares of capital stock of Maclean Hunter Limited, which was formerly the parent of Maclean Hunter, Inc. ("MHI"). On December 22, 1994, pursuant to a share purchase agreement between Comcast and RCI, Comcast MH Holdings, Inc. ("MH Holdings") purchased all of the issued and outstanding shares of capital stock of MHI and, in conjunction with a separate agreement with the shareholders of Comcast Michigan Holdings, Inc. (formerly Barden Communications, Inc. and referred to herein as "CMH"), acquired all of the issued and outstanding shares of capital stock of CMH, for an aggregate purchase price of approximately $1.2 billion (subject to certain adjustments) in cash (the purchase of the shares of MHI is referred to herein as the "MHI Share Purchase" and, together with the purchase of the CMH shares, as the "Share Purchase"). MH Holdings is an indirect wholly owned subsidiary of Comcast MHCP Holdings, L.L.C. ("MHCP"), a Delaware limited liability corporation. MHCP is owned 55% by a wholly owned subsidiary of Comcast and 45% by the California Public Employees'

                     CABLEVISION INVESTMENT OF DETROIT, INC.
                        QUARTER ENDED SEPTEMBER 30, 1995
               NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED
                                   (Unaudited)

     Retirement System ("CalPERS"), and is managed by Comcast. The MHI Share Purchase resulted in a change of control of the Company because Cable TV, the Company's parent, became an indirect wholly owned subsidiary of MH Holdings. In addition, the Share Purchase resulted in a change of control of the Partnership because the partners became substantially indirect wholly owned subsidiaries of MH Holdings.

     As a result of the Share Purchase, a new cost basis was established for the purchased assets and liabilities. The financial position of the Company and the Partnership as of September 30, 1995 and December 31, 1994, and their results of operations for the nine and three months ended September 30, 1995, reflect an allocation of the purchase price for the Share Purchase to the assets and liabilities of the Company and the Partnership based on relative estimated market values. Such allocation is preliminary pending the final purchase price adjustment between Comcast and RCI. Financial information prior to the Share Purchase with respect to the Company and the Partnership has been presented herein as "Predecessor Corporation" and "Predecessor Partnership," respectively.

3.   INVESTMENT IN COMCAST CABLEVISION OF DETROIT

     The Company accounts for its investment in the Partnership under the equity method. The Company records its investment at cost and adjusts the recorded investment periodically to recognize the Company's proportionate share of the Partnership's net income or loss after the date of investment, as well as any additional contributions made and distributions received.

     The following is summarized financial information with respect to the
     Partnership:

       Condensed Financial Position
       (Dollars in thousands)
                                                                          September 30,    December 31,
                                                                              1995             1994
                                                                           ---------        ---------
       Current assets..................................................       $4,959           $4,576
       Property and equipment, net.....................................       58,497           59,358
       Deferred charges, net...........................................      229,952          245,195
                                                                           ---------        ---------

                                                                            $293,408         $309,129
                                                                           =========        =========

       Current liabilities.............................................      $61,985          $63,136
       Long-term liabilities...........................................      161,582          160,647
       Partners' capital...............................................       69,841           85,346
                                                                           ---------        ---------

                                                                            $293,408         $309,129
                                                                           =========        =========

                     CABLEVISION INVESTMENT OF DETROIT, INC.
                        QUARTER ENDED SEPTEMBER 30, 1995
               NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED
                                   (Unaudited)

       Condensed Statement of Operations
       (Dollars in thousands)

                                                                              (Predecessor              (Predecessor
                                                                              Partnership)              Partnership)
                                                                    Nine Months Ended          Three Months Ended
                                                                       September 30,              September 30,
                                                                     1995         1994         1995         1994
                                                                   --------     --------     --------     ------
       Service income.........................................       $50,633      $49,211       $17,113      $16,128
                                                                   ---------     --------     ---------    ---------

       Operating, selling, general and
        administrative expenses...............................        32,954       32,477        11,117       10,552
       Depreciation and amortization..........................        19,550        7,415         6,469        2,444
                                                                   ---------     --------     ---------    ---------
                                                                      52,504       39,892        17,586       12,996
                                                                   ---------     --------     ---------    ---------

       Operating (loss) income ...............................        (1,871)       9,319          (473)       3,132

       Interest expense.......................................         9,302        2,255         3,173          833
                                                                   ---------     --------     ---------    ---------
       Net (loss) income for allocation to partners...........      ($11,173)      $7,064       ($3,646)      $2,299
                                                                   =========     ========     =========    =========

       Prior to the Share Purchase, the Company was allocated 10.2% of the Partnership's net income or loss. Contemporaneously with the Share Purchase, Detroit Cable TV, Inc. ("Detroit Cable"), a wholly owned subsidiary of Cable TV, exercised its option to acquire additional interests in the Partnership of 0.2% from the Company and 0.8% from CMH for consideration previously provided. Following the Share Purchase, Detroit Cable, CMH and the Company hold interests of 50%, 40% and 10%, respectively, in the Partnership. As a result of the Share Purchase, the Company's recorded investment balance was increased to 10% of the new basis of the Partnership's net assets.

       Related Party Transactions
       Effective December 22, 1994, management fees are charged to the Partnership pursuant to a management agreement between Comcast and MH Holdings (the "Management Agreement"). Under the terms of the Management Agreement, Comcast will supervise the management and operation of the Partnership for compensation equal to 4.5% of the Partnership's gross revenues, with payment of one-third of such fees being deferred by MH Holdings. In addition, the Management Agreement provides for the reimbursement and sharing of certain of Comcast's actual costs relating to the operations of MH Holdings, including the operations of the Partnership. For the nine and three months ended September 30, 1995, the Partnership was charged $2.3 million and $770,000, respectively, under the Management Agreement.

       Effective December 22, 1994, the Partnership is also charged by Comcast for certain operating expenses under a separate agreement between Comcast and MH Holdings (the "Cost Sharing Agreement"). These expenses are charged to MH Holdings, and ultimately the Partnership, by Comcast on the same basis that approximates what would have been charged if it purchased directly from the supplier, subject to certain adjustments and limitations. For the nine and three months ended September 30, 1995, the amount charged to the Partnership under the Cost Sharing Agreement was $14.6 million and $4.9 million, respectively.

       Through November 30, 1994, the Partnership paid to Cable Management of Detroit, a partnership formed by Cable TV and CMH, a monthly fee equal to 6% of the Partnership's gross revenues. Fees incurred for the nine and three months ended September 30, 1994 totalled $3.0 million and $1.0 million, respectively.

                   CABLEVISION INVESTMENT OF DETROIT, INC.
                      QUARTER ENDED SEPTEMBER 30, 1995
             NOTES TO CONDENSED FINANCIAL STATEMENTS - CONCLUDED
                                 (Unaudited)

       Through December 21, 1994, the Partnership purchased certain services jointly with an affiliate owned by Cable TV. Reimbursement to the affiliate for these services for the nine and three months ended September 30, 1994 totalled $5.3 million and $1.7 million, respectively.

       For the nine and three months ended September 30, 1995, interest expense of $9.3 million and $3.2 million, respectively, represents interest on the Partnership's assumed portion of the outstanding borrowings of MH Holdings under the Assumption Agreement (see Note 4).

       Pension Plan
       On October 5, 1995, the Partnership decided to terminate its defined benefit pension plan as soon as practicable, but prior to December 31, 1995. The termination of this plan is not expected to have a significant effect on the financial position or results of operations of the Partnership or the Company.

       Commitments and Contingencies
       The Partnership is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position and results of operations of the Partnership.

       On March 30, 1994, the Federal Communications Commission ("FCC"), among other things, adopted interim regulations to govern cost-of-service showings by cable operators, establishing an industry-wide 11.25% after tax rate of return and a rebuttable presumption that acquisition costs above original historic book value of tangible assets should be excluded from the rate base; and reconsidered, among other matters, its regulations concerning rates for the addition of regulated services and the treatment of packages of "a la carte" channels. The Partnership is currently seeking to justify certain of its existing rates on the basis of cost-of-service showings at the City. Although management believes that the Partnership's rates are supportable in a cost of service proceeding, no assurance can be given that the Partnership will be successful. If the Partnership is not successful in such efforts, and there is no legislative, administrative or judicial relief, the FCC regulations may adversely affect the Partnership's results of operations.

4.     STATEMENT OF CASH FLOWS - SUPPLEMENTAL INFORMATION

       In connection with the Share Purchase, MH Holdings entered into an $850.0 million credit agreement with certain lenders (the "Credit Agreement"). On December 22, 1994, the Partnership entered into a loan assumption agreement (the "Assumption Agreement") with MH Holdings whereby the Partnership, along with certain other subsidiaries of MH Holdings, would assume a portion of MH Holdings' obligations under the Credit Agreement. The Partnership's allocated portion of the total commitment under the Credit Agreement was $184.1 million, of which $154.9 million was outstanding as of December 31, 1994. During the nine months ended September 30, 1995, additional borrowings were made under the Credit Agreement and the Partnership was allocated an additional $4.3 million pursuant to the Assumption Agreement, with a corresponding decrease in partners' capital. The Company has recorded a decrease in its investment in the Partnership for its proportionate share of this assumed liability of $433,000, with a corresponding decrease in additional capital. This transaction has been excluded from the Company's condensed statement of cash flows due to its noncash nature.

5.     RELATED PARTY TRANSACTIONS

       As of September 30, 1995, the due from affiliate balance includes interest bearing amounts due from MH Holdings of approximately $1.0 million.